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Reply Attention of   William L. Macdonald
Direct Tel.                604.648-1670
EMail Address         wmacdonald@wlmlaw.ca
Our File No.             12073-001

November 6, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:        Kevin Kuhar, Accounting Branch Chief
Office of Electronics and Machinery

Dear Sirs:

Re: Nudg Media Inc. (the "Company") Form 10-K for Fiscal Year Ended December 31, 2014 Filed April 15, 2015 File No. 33-175792

We are the solicitors for the Company.  We refer to your letter of October 23, 2015 addressed to the Company with your comments on the Company's Form 10-K for Fiscal Year Ended December 31, 2014 filed April 15, 2015.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K for the Year Ended December 31, 2014

1.                  Comment:   We note your response to our letter dated September 17, 2015.  Please provide the written acknowledgements we requested at the end of that letter.

Response:  The Company’s written acknowledgement is enclosed herewith.

Consolidated Financial Statements

Note 4. Intangible Assets, page F-10

2.                  Comment:   We note your response to comment 2.  Please tell us how you determined that "the fair value of the debt, or the entity's cost, is more readily determinable" and why you used this to determine the fair value of the intangible assets in accordance with paragraph 805-50-30-2 of the FASB ASC.

Response:  The Company used the fair value of the debt as the more readily determinable value of the intangible assets under ASC 470-10 given the following factors: (i) the fair value of the

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intangible assets that were acquired by the Company did not have a third-party independent valuation or any readily determinable factor that could be used to assess the fair value of the assets acquired; and (ii) the consideration negotiated and agreed between the Company and the seller was an arms-length transaction where the cost of the debt can be quantified in accordance with ASC 470-10.

3.                  Comment:   As a related matter, tell us how you determined that an imputed interest rate of 20% would be the rate the company "would be required to pay for financing through a financial institution."

Response:  The rate of 20% as the imputed interest rate is Company management’s best estimate of a reasonable interest rate for comparable companies.  The Company assessed various other similar SEC-registered companies that are in the development stage and noted that third-party market interest rates for debt financing ranged between 15-20%.

We trust that you will find the above in order.  If there are any further questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ William L. Macdonald

            William L. Macdonald

WLM/sk

Nudg Media Inc.
711 S. Carson Street, Ste. 4
Carson City, NV  89701

November 6, 2015

BY EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010
USA

Attention:        Kevin Kuhar
Accounting Branch Chief

Re:      Nudg Media Inc.

            Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 15, 2015

            File No. 333-175792

In connection with your comment letter dated October 23, 2015, Nudg media Inc. (the "Company") acknowledges that:

1.      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NUDG MEDIA INC.

Per:         /s/ Greg Rotelli

Greg Rotelli
President and Chief Executive Officer